SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 08 September 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Sale of IC Hotel Paris dated 08 September 2005

8 September 2005

                                             INTERCONTINENTAL HOTELS GROUP
                                    SELLS INTERCONTINENTAL HOTEL PARIS FOR EUR315 MILLION

InterContinental Hotels Group PLC ("IHG") today announces it has agreed to sell the InterContinental Hotel Paris to
DABICAM SAS, a wholly owned affiliate of GIC Real Estate Pte Ltd ("GIC"), the real estate investment arm of the
Government of Singapore Investment Corporation, for a price (before transaction costs) of EUR315 million in cash
(approximately GBP214 million), EUR65 million (approximately GBP44 million) in excess of net book value). The transaction is expected to complete in the fourth quarter of 2005, at which point the hotel (438 rooms) will exit the IHG system.

The transaction may be subject to shareholder approval, if required.

IHG will continue to own its flagship InterContinental in Paris, the 477 room InterContinental Le Grand, which has been recently refurbished.

Andrew Cosslett, Chief Executive of InterContinental Hotels Group, commented:

"In line with our strategy, this sale further reduces the capital IHG has invested in real estate and with the presence of the flagship InterContinental Le Grand Paris the Group retains excellent distribution in this key city."
Transaction details

1.  The transaction has been effected by the sale of shares in Hotel Inter-Continental  Paris SAS, the legal entity which owns the InterContinental Paris.
2.  Proceeds received from the transaction will be used for general corporate purposes. The disposal is a continuance of
    IHG's strategy of reducing the capital invested in its business.
3.  No cash tax is expected to be payable as a result of the transaction in 2005.

Since Separation in April 2003, including today's announcement, IHG will have sold or agreed to sell 139 hotels with proceeds of approximately GBP2.2 billion. Five properties remain on the market.

Sales announced today: 1 hotel, 438 rooms, proceeds of EUR315 million.

                                                 2004      2003
                                                 GBPm      GBPm

        Revenue                                    30        31
        EBITDA                                      9        10
        EBIT                                        7         6

        Hotel                                             Rooms

        InterContinental Paris                              438

A list of IHG's owned and leased properties detailing those sold, on the market and not for sale is available at
http://www.ihgplc.com/investors

For further information, please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson)        +44 (0) 1753 410 176
                                                                +44 (0) 7808 098 972
Media Enquiries (Leslie McGibbon)                               +44 (0) 1753 410 425
                                                                +44 (0) 7808 094 471

Notes to Editors

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 537,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental®
Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn
Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 26 million members worldwide.
In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at
www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priortyclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihcplc.com/media.

  High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	08 September 2005